================================================================================


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                         COMMISSION FILE NUMBER 1-815

              CONSOL INC. INVESTMENT PLAN FOR SALARIED EMPLOYEES

                                 CONSOL PLAZA
                             1800 WASHINGTON ROAD
                        PITTSBURGH, PENNSYLVANIA 15241
                           (FULL TITLE OF THE PLAN)

                              CONSOL ENERGY INC.
                              300 DELAWARE AVENUE
                                   SUITE 567
                          WILMINGTON, DELAWARE 19801


================================================================================

Investment Plan for Salaried Employees of CONSOL Inc.

Audited Financial Statements and Supplemental Schedule
Years ended December 31, 2000 and 1999 with Report of Independent Auditors

            Audited Financial Statements and Supplemental Schedule

             Investment Plan for Salaried Employees of CONSOL Inc.

                    Years ended December 31, 2000 and 1999
                      with Report of Independent Auditors

             Investment Plan for Salaried Employees of CONSOL Inc.

            Audited Financial Statements and Supplemental Schedule

                    Years ended December 31, 2000 and 1999



                                   Contents

Report of Independent Auditors.........................................    1

Audited Financial Statements

Statements of Net Assets Available for Benefits........................    2
Statement of Changes in Net Assets Available for Benefits..............    3
Notes to Financial Statements..........................................    4

Supplemental Schedule

Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)........   11

                        Report of Independent Auditors

To the Investment Plan Committee
CONSOL Inc.

We have audited the accompanying statements of net assets available for benefits of the Investment Plan for Salaried Employees of CONSOL Inc. as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



June 5, 2001

             Investment Plan for Salaried Employees of CONSOL Inc.

                Statements of Net Assets Available for Benefits

                            (Dollars in Thousands)


                                                             December 31
                                                         2000            1999
                                                    ----------------------------

Investment at contract value:
 Stable Value Fund                                   $  496,674      $  550,302
Investments at fair value:
 Noninterest-bearing cash and cash equivalents              196             323
 Interests in registered investment companies           175,234         175,890
 Barclays 3-Way Fund                                     20,907          24,443
 Aggressive Asset Allocation Portfolio                    1,310           1,204
 Conservative Asset Allocation Portfolio                    418             225
 Moderate Asset Allocation Portfolio                      1,197             939
 Merrill Lynch Small Cap Index Trust                        880             806
 Merrill Lynch International Index Trust                    936             768
 Merrill Lynch Equity Index Trust                        18,635          22,206
 E.I. DuPont de Nemours & Company common stock          245,939         392,819
 CONSOL Stock Fund                                       19,960           8,108
 Daimler Chrysler common stock                              146             332
Participant loans                                        18,350          20,689
                                                    ----------------------------
Total investments                                     1,000,782       1,199,054
Employee contributions receivable                         1,535           1,617
Employer contributions receivable                         4,871             913
Pending Settlement Fund                                   2,494              61
                                                    ----------------------------
Net assets available for benefits                    $1,009,682      $1,201,645
                                                    ============================


See accompanying notes.

             Investment Plan for Salaried Employees of CONSOL Inc.

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 2000

                            (Dollars in Thousands)


Contributions:
 Employer contributions                                        $   13,108
 Employee contributions                                            18,791
 Rollover contributions                                            13,436
                                                             ------------
Total contributions                                                45,335
Investment income (dividends and interest)                         25,454
Net realized and unrealized depreciation
 in fair value of investments                                    (108,114)
                                                             ------------
                                                                  (37,325)

Benefits paid to participants                                    (154,638)
                                                             ------------


Decrease in net assets available for benefits                    (191,963)
Net assets available for benefits at beginning of year          1,201,645
                                                             ------------
Net assets available for benefits at end of year               $1,009,682
                                                             ============


See accompanying notes.

             Investment Plan for Salaried Employees of CONSOL Inc.


                         Notes to Financial Statements

                               December 31, 2000

                            (Dollars in Thousands)


1. Description of the Plan

The following description of the Investment Plan for Salaried Employees of CONSOL Inc. (the Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established in 1953. Salaried, operations and maintenance and, in certain circumstances, production and maintenance employees of CONSOL Inc. (CONSOL or the Company) and participating employers are eligible to participate in the Plan on the first of the month following regular full-time employment. In addition, temporary employees are eligible to participate in the Plan upon completion of a period of 12 consecutive months, commencing upon their employment date or anniversary date thereof, during which the employee completes 1,000 or more hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On April 29, 1999, CONSOL Energy, Inc. underwent an initial public offering. In connection with the public offering, the Plan offers CONSOL Energy, Inc. common stock (CONSOL Stock Fund) as an investment option. Participants of the Plan were able to transfer funds into the CONSOL Stock Fund in June 1999 and to allocate contributions to this fund in July 1999. In addition, participants were no longer able to allocate contributions to E.I. DuPont de Nemours & Company common stock (DuPont Stock Fund).

Contributions

Each year participants may, with certain restrictions, contribute up to 19% of monthly base pay to the Plan exclusive of supplemental make-up deposits. CONSOL and participating employers match these contributions, dollar for dollar, up to 6% of base pay (as defined by the Plan). Contributions may be made with before-tax or after-tax dollars. In addition, subject to certain limitations, a participant is allowed to make lump-sum savings deposits in cash to the Plan.

             Investment Plan for Salaried Employees of CONSOL Inc.

1. Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and plan investment earnings and is charged with an allocation of administrative expenses and plan investment losses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Plan participants generally become vested upon completion of five years of participation in the Plan or five cumulative years of service. Participants are always 100% vested in their deposits and in the earnings on both their deposits and the Company's contributions.

Participant Loans

Participants may borrow up to one-half of their nonforfeitable account balances subject to certain minimum and maximum loan limitations. Such loans are repayable over periods of 12 to 60 months (120 months maximum if for the purchase of a principal residence) and bear an interest rate equal to the average rate charged by selected major banks for secured personal loans. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Participants who retire from active service may elect to withdraw their entire account in a lump-sum, to defer withdrawal until April 1 of the calendar year following the year in which the participant attains age 70 1/2, or to elect an option to have their account distributed over a period of not less than two years or more than a period which would pay the account balance during the employee's actuarial life in either a fixed or variable amount. Before-tax deposits may be withdrawn only in the event of an employee's retirement, death, termination, attainment of age 59 1/2 or defined hardship. At December 31, 2000, approximately $119,000 was payable to withdrawing participants. The Plan has recorded this amount as a liability on the Form 5500 as these claims have been processed and approved for payment but not paid prior to year-end. For financial statement purposes, the payments have been deducted from the respective assets. Accordingly, benefit distributions and net assets available for benefits included in the financial statements are consistent with those reported on the Form 5500.

             Investment Plan for Salaried Employees of CONSOL Inc.

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, CONSOL has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Investment Valuation and Income Recognition

For financial reporting purposes, the assets of the Plan are reflected on the accrual basis of accounting. The underlying assets of the Stable Value Fund consist primarily of guaranteed investment contracts (GIC), separate account portfolios (SAP), and synthetic guaranteed investment contracts (SYN). These contracts are held for investment purposes by the Plan and are fully benefit responsive. The Stable Value Fund is stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. The contract value of the investment contracts is provided by the Plan's trustee and approximates market value. Changes in contract value are recognized in the statement of changes in net assets available for benefits as they occur. Investments in common stock funds and interests in registered investment companies are stated at fair value based on publicly quoted market prices. Investments in the Merrill Lynch Small Cap Index Trust, Merrill Lynch International Index Trust, Merrill Lynch Equity Index Trust, Barclays 3-Way Fund, and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are stated at the fair value of all underlying assets as reported by the applicable custodian.

The unit value or price of all investments reflects the dollar amount at which participants' accounts are valued at the end of the period reported.

Dividend income is recorded on the ex-dividend date and interest income is recorded on the accrual basis. Gains and losses on the sale of the E.I. DuPont de Nemours & Company (DuPont) and CONSOL Energy, Inc. common stock are based on average cost of the securities sold and are recognized on the trade date. Brokerage commissions and Securities and Exchange Commission fees in connection with the sale of E.I. DuPont de Nemours & Company common stock, CONSOL Energy, Inc. common stock and Daimler Chrysler common stock are added to the cost thereof or deducted from the sales proceeds derived therefrom.

             Investment Plan for Salaried Employees of CONSOL Inc.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States, requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

The following investments represent 5% or more of the Plan's net assets:

                                                                             December 31
                                                                          2000          1999
                                                                     ---------------------------
E.I. DuPont de Nemours & Company common stock, 5,090,636 and
 5,963,098 shares, respectively                                        $245,939        $392,819

Monumental Life Insurance Company--6.87%, 01/01/2004                     50,620          47,366
Prudential Insurance Company of America--8.31%, 07/01/2001
                                                                          3,041          59,179
Fidelity Investments Magellan Fund, 426,260 and 449,480
 shares, respectively                                                    50,853          61,413

             Investment Plan for Salaried Employees of CONSOL Inc.

3. Investments (continued)

During 2000, the Plan's investments (including investments bought, sold, as well as held during the year) (depreciated) appreciated as follows:

                                                          Net (Depreciation)
                                                           Appreciation in
                                                             Fair Value         Fair Value at End
                                                             During Year             of Year
                                                       -------------------------------------------
Fair value as determined by quoted market price:
  Interests in registered investment companies                $ (46,922)            $175,234
  Common stock:
   CONSOL Stock Fund                                             13,930               19,960
   DuPont Stock Fund                                           (106,527)             245,939
   Other                                                           (154)                 146
  Stable Value Fund                                              33,232              496,674

 Fair value reported by applicable custodian                     (1,673)              44,283
 Noninterest-bearing cash and cash equivalents                                           196
                                                       -------------------------------------------
                                                              $(108,114)            $982,432
                                                       ===========================================

The Stable Value Fund is a nonpooled separate account held by the Plan. Prior to March 1999, the Plan and the Thrift Plan for Employees of Conoco Inc., a wholly owned subsidiary of DuPont, jointly owned the Stable Value Fund. During 1999, the balance of all investment contracts, as of December 31, 1998, was allocated to the two plans by Merrill Lynch based on the relationship of the Plan's Stable Value Fund participant balances to total Stable Value Fund participant balances. The investment contracts are entered into based on an evaluation of the credit risk of the contract issuers and/or third party guarantors. Collateral is generally not provided.

            Investment Plan for Salaried Employees of CONSOL, Inc.

3. Investments (continued)

The composition of assets of the Stable Value Fund as of December 31, 2000 and 1999 are as follows:

                                                    2000            1999
                                                --------------------------

Investment contracts                            $  495,908      $  548,692
Short-term investments                                 766           1,610
                                                --------------------------
                                                $  496,674      $  550,302
                                                ==========================

The composition of changes in net assets of the Stable Value Fund as of December 31, 2000 is as follows:

     Employer contributions                                     $    9,283
     Employee contributions                                          5,576
     Rollover contributions                                         11,208
                                                                ----------
     Total contributions                                            26,067
     Interest and dividend income                                      941
     Net realized/unrealized appreciation in fair value             33,232
     Benefits paid to participants                                 (97,917)
     Net loan activity                                                (178)
     Interfund transfers                                           (15,773)
                                                                ----------
     Decrease in net assets available for benefits                 (53,628)
     Net assets at beginning of year                               550,302
                                                                ----------
     Net assets at end of year                                  $  496,674
                                                                ==========

The aggregate crediting rates for all contracts as of December 31, 2000 was 6.7%. The crediting rates for SAP and SYN contracts are reset annually and are based on the market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., weighted average life), and market value relative to contract value. The average yield of the Stable Value Fund was approximately 6.7% in 2000.

Participants investing in the Stable Value Fund, Barclays 3-Way Fund, Merrill Lynch Equity Index Trust, Merrill Lynch Small Cap Index Trust, Merrill Lynch International Index Trust, and Aggressive Asset Allocation, Conservative Asset Allocation and Moderate Asset Allocation Portfolios are assigned units at the time of investment based on the net asset value per unit.

            Investment Plan for Salaried Employees of CONSOL, Inc.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service
(IRS) dated November 18, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. Therefore, the amendments are not covered by the determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

5. Transactions with Parties-in-Interest

Plan investments in the Merrill Lynch Small Cap Index Trust, the Merrill Lynch International Index Trust and the Merrill Lynch Equity Index Trust are managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as those conducted with a party-in-interest to the Plan. Trustee and investment fees paid during 2000 were based upon customary and reasonable rates for such services.

One of the investment vehicles available to employees, the CONSOL Stock Fund, contains stock of CONSOL. The Plan held 714,454 shares and 810,760 shares of the Company's common stock at December 31, 2000 and 1999, respectively.

                             Supplemental Schedule

             Investment Plan for Salaried Employees of CONSOL Inc.

                            EIN 25-1671742  PN 002

        Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)

                               December 31, 2000

                            (Dollars in Thousands)

     Identity of Issue, Borrower,             Description of              Number of
       Lessor or Similar Party                  Investment               Shares/Units        Current Value
--------------------------------------------------------------------------------------------------------------
Noninterest-bearing cash and cash
 equivalents                                                                        -             $     196

Common stock
CONSOL Stock Fund                                                             714,454                19,960
E.I. DuPont de Nemours &
 Company                                                                    5,090,636               245,939
Daimler Chrysler                                                                3,545                   146
                                                                                               ------------
Total common stock                                                                                  266,045

Interests in registered investment companies
Merrill Lynch*                                Global Holdings Fund            269,945                 2,524
                                              Capital Fund                    142,290                 4,321
                                              Basic Value Fund                256,929                 8,432
                                              Growth Fund                      48,092                 1,000
                                                                                               ------------
                                                                                                     16,277

Janus Investments                             Enterprise Fund                 459,646                24,485
                                              Mercury Fund                  1,278,086                37,921
                                                                                               ------------
                                                                                                     62,406

Fidelity Investments                          Fidelity Fund                   178,347                 5,843
                                              Equity Income Fund               23,133                 1,236
                                              Magellan Fund                   426,260                50,853
                                              Low Priced Stock Fund           117,540                 2,718
                                              Growth & Income Fund            165,297                 6,959
                                                                                               ------------
                                                                                                     67,609
Franklin Value Investors Trust                Small Cap Growth Fund           218,057                 8,576
                                              Balance Sheet                    50,802                 1,812
                                              Custodian Fund Inc.              17,452                   611
                                                                                               ------------
                                                                                                     10,999

                   Schedule H, Line 4(i)--Schedule of Assets
                       (Held at End of Year) (continued)


     Identity of Issue, Borrower,           Description of                Number of
       Lessor or Similar Party               Investment                  Shares/Units         Current Value
-------------------------------------------------------------------------------------------------------------
Interests in registered investment companies (continued)
AIM                                         Value Fund                        555,475                 6,949
                                            Equity Constellation Fund         134,556                 3,893
                                                                                                 ----------
                                                                                                     10,842

Franklin Templeton                          Growth Fund                        52,570                   967
                                            Foreign Fund                      243,912                 2,522
                                                                                                 ----------
                                                                                                      3,489

MFS Investment Management                   Total Return Fund                  23,572                   363
                                            Research Fund                      69,214                 1,660
                                                                                                 ----------
                                                                                                      2,023

Hotchkis and Wiley                          International Fund                 64,640                 1,589
                                                                                                 ----------
Total interests in registered                                                                       175,234
 investment companies

Stable Value Fund
Aetna Life Insurance Co.                    SYNGIC, 6.75%, 04/01/2025      49,695,984                49,696
Bankers' Trust                              SYNGIC, 5.93%, 12/01/2002      36,901,174                36,901
CDC Investment Mgmt. Corp.                  SYNGIC, 6.95%, 10/01/2002      31,800,389                31,800
Deutsche Bank                               SYNGIC, 6.88%, 12/31/2025      30,005,852                30,006
                                            SYNGIC, 5.90%, 12/31/2025      30,474,859                30,475
                                            SYNGIC, 6.93%, 12/31/2025      39,969,129                39,969
Metropolitan Life Ins. Co.                  SAGIC,  7.50%, 12/31/2025      36,284,388                36,284
Monumental Life Ins. Co.                    SYNGIC, 6.85%, 12/31/2025      33,810,061                33,810
                                            SYNGIC, 6.87%, 01/01/2004      50,619,928                50,620
Prudential Insurance Company
  of America                                SAGIC, 8.31%, 07/01/2001        3,040,963                 3,041

                   Schedule H, Line 4(i)--Schedule of Assets
                       (Held at End of Year) (continued)


     Identity of Issue, Borrower,             Description of              Number of
       Lessor or Similar Party                  Investment               Shares/Units        Current Value
--------------------------------------------------------------------------------------------------------------
Stable Value Fund (continued)
Transamerica Life Ins.                  SAGIC, 7.10%, 09/01/2006           39,451,970                39,452
Citibank                                SYNGIC, 7.42%, 08/31/2001           3,767,685                 3,768
John Hancock Mutual Life                SAGIC, 6.01%, 07/01/2003           17,090,897                17,091
Union Bank of Switzerland               SYNGIC, 6.84%, 01/01/2025          45,395,637                45,396
Morgan Guarantee Trust Co.              SYNGIC, 6.09%, 12/31/2002          41,585,110                41,585
Merrill Lynch Premier Institutional     Money Market, 6.43%,
 Fund                                   12/31/2025                          6,779,694                 6,780
                                                                                             --------------
Total Stable Value Fund                                                                             496,674

Common / Collective Trusts
Aggressive Asset Allocation Portfolio                                          94,342                 1,310
Conservative Asset Allocation                                                  31,418                   418
 Portfolio
Moderate Asset Allocation Portfolio                                            89,346                 1,197
Merrill Lynch*                          Small Cap Index Trust                  68,719                   880
                                        International Index Trust              72,740                   936
                                        Equity Index Trust                    201,589                18,635
BZW Global Investors*                   Barclays 3-Way Fund                   732,303                20,907
                                                                                             --------------
Total Common / Collective Trusts                                                                     44,283

Participant loans*                      6.25% to 9.00%                                               18,350
                                                                                             --------------

Total investments                                                                                $1,000,782
                                                                                             ==============

*Indicates parties-in-interest